UNIT
SECURITIES AND E
Washing

09057731

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIARCLIFF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Corporate Blvd. #303

Boca Raton, FL 33496

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Spiegelman (561) 994-6229

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410(06-02)

OATH OR AFFIRMATION

I, JACK SPIEGELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIARCLIFF CAPITAL CORP. , as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title Pres

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Max Ganthier, Jr.
Commission # DD538776
Expires: APR. 29, 2010
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

BRIARCLIFF CAPITAL CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

BRIARCLIFF CAPITAL CORP.

DECEMBER 31, 2008

CONTENTS

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Briarcliff Capital Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Briarcliff Capital Corp. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briarcliff Capital Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA

North Woodmere, NY
February 23, 2009

BRIARCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash and Cash Equivalents	$85,268
Receivable from Other Broker Dealer	7,254
Receivable from Clearing Firms	17,499
Total Current Assets	110,021
Other Assets	8,462
TOTAL ASSETS	$ 118,483

LIABILITIES AND SHAREHOLDER'S EQUITY

Aggregate Indebtedness	
Accounts Payable	$ 50,006
Due to other Broker Dealers	5,402
TOTAL LIABILITIES	55,408
Shareholder's Equity	
Common Stock, no par value; 10,000 shares authorized; 100 Shares issued and outstanding	25,000
Additional paid-in capital	328,645
Deficit	(290,570)
	63,075
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 118,483

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	350,426
Other Brokerage Income		11,301
Annuity Commissions		141,094
Investment Advisory Income		191,966
Other Income		23,980
		718,767
Expenses:		
Clearing Expenses		66,995
Payroll		271,312
Commissions		372,208
Administrative and General		169,976
		880,491
Net Loss	$	(161,724)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances, beginning	$ 25,000	$ 201,457	$ (128,847)	$ 97,610
Capital Contribution		127,188		127,188
Net Loss	-	-	(161,724)	(161,724)
Balances, ending	$ 25,000	$ 328,645	$ (290,571)	$ 63,074

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Loss	$ (161,724)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing firms	23,852
Decrease in receivable from other broker dealer	15,366
Decrease in other assets	11,175
Decrease in aggregate indebtedness	(53,855)
Total Adjustments	(3,462)
Net Cash Provided by (Used in) Operating Activities	(165,186)
Cash Flows from Financing Activities:	
Contribution of Capital	127,188
Net Cash Provided by Financing Activities	127,188
Net (Decrease) in Cash and Cash Equivalents	(37,998)
Cash and Cash Equivalents, Beginning of Year	123,266
Cash and Cash Equivalents, End of Year	$ 85,268

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company was formerly known as Track Securities Corp. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2008, the Company's "Net Capital" was $50,629 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 109%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - OPERATING LEASES

The Company has leases on its office space which are classified as operating leases. Total rent expense for 2008 was $68,157. Future minimum lease payments under the noncancellable operating lease are:

2009	$28,080

NOTE 3 – RELATED PARTY TRANSACTIONS

An affiliate of the Company subleased space in the Boca Raton office for $4,326 per month. The total rent charged to the affiliate in 2008 was $ 16,852.
The affiliate moved out in May of 2008.

In addition, the affiliate was charged $311 for miscellaneous office expenses in 2008.

SUPPLEMENTARY INFORMATION

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$ 63,075
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	63,075
Non-allowable assets	(11,438)
Net capital before haircuts on securities positions	51,637
Haircuts on securities	(1,008)
Net capital	$ 50,629
Aggregate Indebtness	
Accounts Payable	$ 55,408
Total Aggregate Indebtness	$ 55,408
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 3,693
Net capital requirement per aqreement with NASD	$ 5,000
net capital requirement	$ 5,000
Excess net capital	$ 45,629
Excess net capital at 1,500 percent	$ 46,936
Excess net capital at 1,000 percent	$ 45,088
Ratio of aggregate indebtedness to net capital	109%

See the Accompanying Independent Auditor's Report

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2008, or at any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Briarcliff Capital Corp.

In planning and performing my audit of the financial statements of Briarcliff Capital Corp. (The Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal Control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

North Woodmere, NY
February 23, 2009

END